October 30, 2006

Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Comfort Systems USA, Inc.
                Form 10-K for the fiscal year ended December 31, 2005
                Form 10-Q for the periods ended March 31, 2006 and June 30, 2006

File No. 1-13011

Dear Mr. Gordon:

The following is a response to the items included in your comment letter dated October 12, 2006.

Form 10-K for the fiscal year ended December 31, 2005

General

1.     Comment — Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response — We acknowledge this request and have provided the additional disclosures or other revisions in this letter, as applicable.

Financial Statements

Note 5 — Goodwill, page 58

2.     Comment — We have reviewed your response to prior comment 2.  Please enhance your disclosure to more clearly describe what changes in operating plans were identified and what performance and economic conditions led to your conclusion to record goodwill impairment charges.  In addition, please disclose which reporting units were affected in 2003, 2004 and 2005.

Response —  In future filings, we will expand our disclosure as follows:

“The Company recorded goodwill impairment charges of $2.7 million, $0.6 million and $33.9 million in operating results during the fourth quarters of 2003, 2004 and 2005, respectively.  The Company recorded an additional impairment charge of $2.7 million in 2004 related to operations that were subsequently discontinued in 2005.  This impairment charge is reflected in the operating income (loss) associated with discontinued operations.  The impairment charges during 2003 primarily resulted from changes in operating plans that were identified in the fourth quarter of 2003 for certain of the Company’s reporting units as part of our annual budgeting and business planning process.  The change in operating plans primarily was a downsizing of certain of our units in Salt Lake City, Louisville and Denver resulting in lower cash flow forecasts for the next several years.  The impairment charge during 2004 from continuing operations of $0.6 million related to a reporting unit in northern Michigan and was a result of concerns about the activity levels in this market.  During 2005, the Company experienced modest revenue growth and improved profitability due to increased industry activity and favorable market conditions.  However, the revenue, operating profits and cash flows for certain reporting units were lower than expected despite these favorable market conditions.  Primarily based upon this trend, the revenue, earnings and cash flow projections for certain reporting units were revised downward for the next several years as compared to previous projections.  As a result, an impairment charge of $33.9 million was recognized in 2005 for these reporting units including operations in San Diego, Houston, Grand Rapids, central Iowa, Birmingham, Buffalo and Albany.”

Form 10-Q for the period ended June 30, 2006

Item 4. — Controls and Procedures, page 29

3. Comment — We have reviewed your response to prior comment 4.  We note that the incorrect wording in your Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006 resulted from an oversight during the preparation of the reports.  We continue to believe you should amend your 2006 Forms 10-Q to disclose the results of your evaluations of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your reports.  See Item 307 of Regulation S-K .  Please refile the Forms 10-Q in their entirety, along with updated certifications.

Response — We will refile our March 31, 2006 and June 30, 2006 Forms 10-Q with updated certifications and change our disclosure as follows:

“Based on an evaluation of our disclosure controls and procedures (as required by Rule 13a-15(b) of the Securities Exchange Act of 1934), our Chief Executive Officer, William F. Murdy, and our Chief Financial Officer, William George, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) during the fiscal quarter ended March 31, 2006 (or June 30, 2006) that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.”

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

/s/ William George
William George
Executive Vice President — Chief Financial Officer

c.                                                               Franklin Myers — Chairman of the Audit Committee of the Board of  Directors
William F. Murdy — Chairman and Chief Executive Officer
Trent McKenna — General Counsel
Julie S. Shaeff — Senior Vice President and Chief Accounting Officer